UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)

Pinnacle West Capital Corporation
(Name of issuer)

400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants,
Investment Management Committee
and Benefit Administration Committee of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 14, 2018

We have served as the auditor of the Plan since 1979.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
Participant-directed Investments at fair value (Notes 2 and 5)	$1,094,716,099	$919,357,736
Participant-directed Investments at contract value (Notes 2 and 4)	132,899,031	148,637,923
Receivables:
Notes receivable from participants (Note 1)	24,182,156	23,969,605
Participant contributions	2,592,349	2,469,788
Employer contributions	815,554	789,440
Interest and other	560,249	1,990,394
Total receivables	28,150,308	29,219,227
Total assets	1,255,765,438	1,097,214,886
LIABILITIES:
Payable for securities purchased	391,472	196,125
Accrued administrative expenses	316,801	273,562
Total liabilities	708,273	469,687
NET ASSETS AVAILABLE FOR BENEFITS	$1,255,057,165	$1,096,745,199

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

ADDITIONS:

Contributions (Note 1):
Participants	$57,095,369
Employer	20,932,576
Rollover	4,929,504
Total contributions	82,957,449

Investment income (Note 2):
Dividend, interest, and other income	15,647,095
Net realized/unrealized appreciation in fair value of investments	150,586,516
Total investment income	166,233,611

Interest income on notes receivable from participants	1,051,023

Total additions	250,242,083

DEDUCTIONS:

Distributions to participants	89,361,740
Administrative expenses (Note 2)	2,568,377
Total deductions	91,930,117

INCREASE IN NET ASSETS	158,311,966

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	1,096,745,199
End of year	$1,255,057,165

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation ("Pinnacle West" or the "Company").  The Plan is administered by two committees, the Benefit Administration Committee and the Investment Management Committee, appointed by the Pinnacle West Board of Directors (together, the "Committee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Trustee and recordkeeper for the Plan is Fidelity Management Trust Company ("Trustee").

The Trustee is the appointed investment manager of the Pinnacle West Stock Fund, which is an investment option in the Plan. As the appointed investment manager of this option, the Trustee (1) manages the liquidity of the Pinnacle West Stock Fund and (2) accepts direction regarding the voting of shares held in the Pinnacle West Stock Fund for which no proxies are received. The Pinnacle West Stock Fund is an Employee Stock Ownership Plan. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the Trustee related to the number of whole shares of stock represented by the units of the Pinnacle West Stock Fund allocated to their accounts. The Investment Management Committee directs the Trustee on voting shares of Pinnacle West common stock on routine matters (for those shares for which the Trustee does not receive participant directions).

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, El Dorado Investment Company and Bright Canyon Energy Corporation (collectively, the "Employer"), are eligible to participate in (1) the pretax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month coincident with or following their attainment of age 18 and completion of six months of service.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pretax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pretax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pretax contribution ($18,000 for 2017) and catch-up contribution ($6,000 for 2017) may increase in future years as determined annually by the Internal Revenue Service.  Participants may elect to set their pretax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003 and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and who elected not to participate in the Retirement Account Balance feature, receive an Employer match of 50% of the first 6% of base pay contributed, in combination, as pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions, if any, are recorded at fair value. There was no noncash contribution for the year ended December 31, 2017.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria. Rollover contributions are not eligible for employer match.

Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash.  If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pretax, Roth 401(k), after-tax contributions, rollover contributions (if any), in-plan Roth conversions (if any), the Employer’s matching contributions and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (See Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.

Investment Choices

Participants direct all contributions into one or more of the following (collectively, the "Funds"):

•Age-based investment options ("Target Retirement Date Funds")* that include:
•Retirement Income Fund
•Target Retirement 2015 Fund
•Target Retirement 2020 Fund
•Target Retirement 2025 Fund
•Target Retirement 2030 Fund
•Target Retirement 2035 Fund
•Target Retirement 2040 Fund
•Target Retirement 2045 Fund

•Target Retirement 2050 Fund
•Target Retirement 2055 Fund
•Target Retirement 2060 Fund

•Core investment options that include:
•Stable Value Fund*
•US Bond Index
•Bond Fund*
•Diversified Inflation Fund
•US Large Cap Stock Index
•US Large Cap Stock Fund*
•US Small/Mid Cap Stock Index
•US Small/Mid Cap Stock Fund*
•Non-US Stock Index
•Non-US Stock Fund
•Pinnacle West Stock Fund*

* Separately managed accounts, specific to this Plan only.

The Plan provides that in lieu of making their own investment elections in the funds, participants may (a) choose to have an investment allocation set for them through the Plan's personal asset manager program, which provides a personalized mix of the Plan's Core investment options; (b) allow their balance to be invested in the Qualified Default Investment Alternative ("QDIA") which is the family of Target Retirement Date Funds (separately managed accounts) that are composed of the Core investment options; (c) establish a self-directed brokerage account ("SDA") to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); or (d) elect to have their investment mix of Funds automatically rebalanced according to their investment elections on a quarterly, semiannual or annual basis.

Notes Receivable from Participants

Participants may borrow money from their pretax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  Participants may not borrow against their Employer transfer account or their after-tax contributions account.

The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made.  Only one loan per participant may be outstanding at any one time.  Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence.  An administrative fee is charged to the participant’s account for each loan.  Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate for a participant loan is determined at the time the loan is requested and is fixed for the life of the loan.  The interest rate will be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  The average interest rate for loans issued during 2017 was 5.08%.  Interest rates for outstanding loans as of December 31, 2017 and 2016, ranged from 4.25% to 9.25%.  As of December 31, 2017, participant loans have maturities through 2032.

Loans are treated as an investment of the participant’s accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election or in the QDIA, if the participant does not have a current investment election in place.  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting

Effective April 1, 2006, each new participant is automatically fully vested in the participant’s pretax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover contributions account (if any), in-plan Roth conversions (if any) (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation). The non-vested balances prior to April 1, 2006, are either fully vested or used to reduce future Employer contributions to the Plan as of March, 2016.

Withdrawals and Distributions

A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pretax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  If an employee withdraws pretax or Roth 401(k) contributions due to financial hardship, the only earnings on pretax contributions that can be withdrawn are those credited prior to January 1, 1989, and no earnings on Roth 401(k) contributions can be withdrawn.  Employees taking a financial hardship are subsequently suspended from making contributions to the Plan for six months.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pretax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or in-plan Roth conversions (if any) while employed with no restrictions on the reason for withdrawal.  For all withdrawals and distributions, penalties may apply. Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of the vested portion of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account.

Forfeitures

Effective April 1, 2006, new participants are automatically vested when they begin participating in the Plan, including the Employer match and any earnings on those contributions. The non-vested balances prior to April 1, 2006, are either fully vested or used to reduce future Employer contributions to the Plan as of March, 2016. Therefore, there are no plan forfeitures.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue contributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common and collective trusts, separate accounts, stocks, bonds, and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value), less costs to sell, if those costs are significant.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for fair value measurements and disclosures of the Plan’s investments reported at fair value.

The Plan's investment options include a separately managed account, which owns shares of Pinnacle West common stock, and together with a small portion of cash maintained for liquidity purposes, is recorded on a unit basis. Pinnacle West's common shares are traded on the NYSE and are valued at the NYSE closing price on the last business day of the plan year. (See Note 5). The valuation per share of Pinnacle West's common stock was $85.18 and $78.03 at December 31, 2017 and 2016 respectively. The valuation per unit of the Pinnacle West stock fund was $21.01 and $19.27 at December 31, 2017 and 2016 respectively.

Included in investments at December 31, 2017 and 2016, are shares of Pinnacle West common stock amounting to $104,147,031 and $97,241,220, respectively. This investment represents 8% of total investments at December 31, 2017 and 2016, respectively. A significant decline in the market value of the stock could have an effect on the net assets available for benefits.

Fully benefit-responsive synthetic guaranteed investment contracts ("GICs"), which are among the investments held in the Stable Value Fund option, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because it is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The Statement of Changes in Net Assets Available for Benefits presents GICs on a contract value basis. (See Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date.

Administrative Expenses

Participants pay a quarterly Plan recordkeeping fee. Participants may also pay administrative fees for the origination of a loan, distributions, qualified domestic relation order processing or for other services provided by the Trustee. Participants pay investment, sales, recordkeeping, income taxes and administrative expenses charged by the Funds, if any, which are deducted from income and reflected as a reduction of investment return for the Fund. Pinnacle West pays the remaining Plan administrative expenses, such as legal and trustee expenses of the Plan.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected in the financial statements.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.  As of December 31, 2017 and 2016, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code limits.

Net Appreciation/Depreciation

Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold during the year as well as unrealized gains and losses related to investments held at year end.

3.    FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service ("IRS"). Plan management has concluded that, as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS, however, there are currently no audits for any tax periods in progress.  Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2014.

The IRS has determined and informed the Company by a letter dated March 16, 2018, that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code.  The Company and the Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

4.    INVESTMENT CONTRACTS

  The Plan's Stable Value Fund includes fully benefit-responsive synthetic guaranteed investment contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution ("Wrap Agreement"), backed by a portfolio of bonds, mortgages, or other fixed income instruments. The realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  Formulas are provided in each contract that adjust the interest crediting rate to recognize the difference between the fair value and the book value of the underlying assets. The contract provides for an interest crediting rate that may not be less than zero percent per annum. Interest crediting rates are reviewed monthly for resetting. The Wrap Agreement is intended to guarantee that the qualified participant withdrawals will occur at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include:  Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Stable Value Fund, transfers to competing options without meeting the equity wash provisions of the Stable Value Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Stable Value Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  In general, GIC issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

The Plan’s fully benefit-responsive synthetic GICs are included in the Statements of Net Assets Available for Benefits at contract value at December 31, 2017 and 2016 of $133 million and $149 million, respectively. The fully benefit-responsive synthetic GICs earned interest income of $2.7 million during the year ended December 31, 2017.

5.    FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to certain investments and provides disclosures of certain assets according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Other significant observable inputs including quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable (such as yield curves).

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Valuation methodologies maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The Plan recognizes transfers among Level 1, Level 2, and Level 3 based on the fair values at the beginning of the period and are triggered by a change in the lowest significant input as of the end of the period. There were no transfers between the hierarchy levels during the years ended December 31, 2017 and December 31, 2016. Investments valued using net asset value (NAV) as a practical expedient are not classified within the fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2017 and 2016.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded. See Note 2 for additional discussion of Pinnacle West Common Stock.

Short-Term Investments: Consists primarily of mutual funds that seek to provide safety of principal, daily liquidity and a competitive yield by investing in U.S. Government Securities, or money market funds. Valuation is based on the quoted NAV of shares held by the Plan, consistent with the methodology for valuing mutual funds as discussed below.

Mutual Funds:  Valued and redeemable at the quoted NAV of shares held by the Plan. The NAV is based on the quoted price at the end of the day on the active market in which the individual funds are traded. Mutual funds are open-ended funds that are registered with the Securities and Exchange Commission.

Self-Directed Brokerage Account: Consists primarily of common stocks, mutual funds, and short-term investments that are valued on the basis of readily determinable market prices.

Common and Collective Trusts: Valued, as a practical expedient, based on the trusts’ NAV of units held by the Plan at year-end. NAV is based on the market prices of the underlying securities owned by the trusts.  The trusts are similar to mutual funds, except that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis at the NAV.  The trusts have the ability to implement redemption safeguards which, theoretically, could limit the Plan’s ability to transact in the trusts. However, no such safeguards were in effect during the year and, as such, these safeguards had no effect on participant redemptions during the year or on year-end NAV valuation. Furthermore, redemption safeguards are not expected to impact the abilities of participants to transact in the trusts in the future because the Plan holds relatively immaterial amounts of these funds. The Plan has no unfunded commitments to these trusts as of December 31, 2017 and 2016.

The following table presents by level within the fair value hierarchy, the Plan's assets reported at fair value:

	December 31,
Quoted Prices in Active Markets (Level 1):	2017	2016
Common Stocks	$73,849,290	$56,705,931
Short-Term Investments	7,181,403	8,315,000
Mutual Funds	152,233,366	119,036,170
Pinnacle West Common Stock	104,147,031	97,241,220
Self-Directed Brokerage Account	68,775,951	60,273,349
Total Level 1 assets and total assets classified in the fair value hierarchy	406,187,041	341,571,670
Other:
Common and Collective Trusts (a)	688,529,058	577,786,066
Total Investments at fair value	$1,094,716,099	$919,357,736

(a) These investments are valued using NAV as a practical expedient, and therefore have not been classified in the fair value hierarchy.

6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments consist of Pinnacle West common stock and short-term investments which are managed by the Trustee.  These transactions qualify as exempt party-in-interest transactions.  As of December 31, 2017 and 2016, the Plan held 1,222,670 and 1,246,203 shares, respectively, of common stock of Pinnacle West, the sponsoring employer with a cost basis of $66,254,773 and $62,287,123, respectively.  During the year ended December 31, 2017, the Plan recorded dividend income from Pinnacle West common stock of $3,287,207. As of December 31, 2017 and 2016, the Plan held $7,181,403 and $8,315,000, respectively, of short-term investments, with the majority held within the Stable Value Fund, managed by the Trustee.

Transactions under the Plan's revenue share agreement with the Trustee qualify as exempt party-in-interest transactions. Amounts received under this revenue share agreement were immaterial for the year ended December 31, 2017. These revenue share amounts are currently allocated back to participants.

The Plan issues loans to participants which are secured by the vested balances in the participants’ accounts.

Certain employees and officers of the Company, who may also be participants in the Plan, perform financial reporting and other services for the Plan, at no cost to the Plan.  The Plan Sponsor pays for these services.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2017	2016
Net Assets Available for Benefits per the financial statements	$1,255,057,165	$1,096,745,199
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(212,209)	341,554
Deemed distribution of participant loans	(326,191)	(352,086)
Net Assets per Form 5500	$1,254,518,765	$1,096,734,667

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2017:

Increase in Net Assets Available for Benefits per the financial statements	$158,311,966
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - December 31, 2017	(212,209)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - December 31, 2016	(341,554)
Deemed distribution of participant loans - 2017	(326,191)
Deemed distribution of participant loans - 2016	352,086
Net income per Form 5500	$157,784,098

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Common Stocks
	HS Large Capitalization Growth Equity Fund	US Large Cap Stock Fund
	ALPHABET INC CL C			$1,134,298
	ANHEUSER-BUSCH INBEV SPN			792,076
	CARNIVAL CORP			1,106,720
	COCA COLA CO			1,683,796
	COMCAST CORP CL A			1,679,096
	DARDEN RESTAURANTS INC			1,149,840
	DIAGEO PLC SPON ADR			1,270,461
	DISNEY (WALT) CO			1,798,105
	DUNKIN BRANDS GROUP INC			256,268
	FACEBOOK INC A			48,527
	HEINEKEN NV SPN ADR			1,353,817
	HERSHEY CO (THE)			791,732
	KELLOGG CO			1,284,822
	LULULEMON ATHLETICA INC			1,045,247
	LVMH MOET HENNESSY ADR			1,097,690
	MCDONALDS CORP			1,574,898
	MICROSOFT CORP			1,614,568
	NESTLE SA REG ADR			1,657,072
	NIKE INC CL B			896,029
	PROCTER & GAMBLE CO			1,086,481
	SCHWAB CHARLES CORP			102,740
	ULTA BEAUTY INC			1,112,709
	VISA INC CL A			76,964
	WAL MART STORES INC			1,634,313
	BBH STIF FUND			279,643
	SUBTOTAL			26,527,912

	Robeco Boston Partners Large Capitalization Value Equity Fund	US Large Cap Stock Fund
	ABB LTD SPON ADR			61,820
	ALLSTATE CORPORATION			310,675
	ALPHABET INC CL A			246,496
	AMERICAN INTL GROUP			262,807
	ANDEAVOR			414,711
	ANTHEM INC			361,366
	APPLE INC			538,659
	BANK OF AMERICA CORPORATION			1,290,113
	BARRICK GOLD CORP (USA)			124,341
	BERKSHIRE HATHAWAY CL B			1,054,530
	BORGWARNER INC			282,834
	CAPITAL ONE FIN CORP			238,594

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	CBS CORP CL B			119,770
	CELANESE CORP SER A			224,440
	CEMEX SAB DE CV SPON ADR			133,830
	CHEVRON CORP			750,764
	CHUBB LTD			322,363
	CIGNA CORP			289,403
	CISCO SYSTEMS INC			753,476
	CITIGROUP INC			952,225
	COCA-COLA EUROPEAN PARTNER			163,744
	COMCAST CORP CL A			404,185
	CONOCOPHILLIPS			339,550
	CRH PLC SPON ADR			14,219
	CUMMINS INC			237,934
	CVS HEALTH CORP			343,215
	DELTA AIR INC			240,688
	DIAMONDBACK ENERGY INC			317,519
	DISCOVER FIN SVCS			313,834
	DOWDUPONT INC			331,458
	DXC TECHNOLOGY CO			362,518
	EATON CORP PLC			304,742
	EBAY INC			208,476
	ENERGEN CORP			118,652
	EQT CORPORATION			42,007
	EVEREST REINSURANCE GROUP			129,658
	FIFTH THIRD BANCORP			70,541
	FLEX LTD			228,347
	FMC CORP NEW			118,420
	GENERAL DYNAMICS CORPORATION			184,733
	GILEAD SCIENCES INC			319,658
	GOLDMAN SACHS GROUP INC			396,407
	HOME DEPOT INC			357,643
	HP INC			299,140
	JOHNSON & JOHNSON			776,703
	JPMORGAN CHASE & CO			1,451,176
	KEYCORP			186,976
	KLA TENCOR CORP			79,433
	L3 TECHNOLOGIES INC			167,975
	LABORATORY OF AMER HLDGS			192,369
	LIBERTY LILAC GROUP-C			65,299
	LLOYDS BANKING GROUP PLC			155,100
	MARATHON PETROLEUM CORP			301,793
	MASCO CORPORATION			46,005
	MERCK & CO INC NEW			488,086

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	METHANEX (FIL USD ONLY)			188,189
	MICROSOFT CORP			251,145
	NETAPP INC			169,943
	NUCOR CORP			95,751
	ORACLE CORP			545,753
	PFIZER INC			660,870
	PHILLIPS 66			146,870
	PRICELINE GROUP INC			125,117
	RAYTHEON CO			123,605
	REGIONS FINANCIAL CORP			294,952
	ROYAL DUTCH SHELL SP CL A			555,094
	SANOFI SPON ADR			212,377
	SHIRE PLC SPON ADR			170,787
	SOUTHWEST AIRLINES CO			154,658
	SPIRIT AEROSYSTEM HLD INC			113,861
	STEEL DYNAMICS INC			256,753
	SYNCHRONY FINANCIAL			176,293
	TE CONNECTIVITY LTD			541,253
	TIME WARNER INC			268,190
	TJX COMPANIES INC NEW			151,009
	TWENTY FIRST CENTURY FOX			257,836
	UNITED TECHNOLOGIES CORP			366,764
	UNITEDHEALTH GROUP INC			274,252
	VERIZON COMM INC			322,979
	WELLS FARGO & CO			710,021
	WESTROCK CO			245,318
	XL GROUP LTD			160,119
	BBH STIF FUND			459,196
	SUBTOTAL			26,490,375

	Robeco Small/Mid Capitalization Value Equity Fund	US Small/Mid Cap Stock Fund
	ABM INDUSTRIES INC			61,333
	ACCO BRANDS CORP			133,614
	AECOM			157,293
	AEGION CORP			57,243
	AES CORP			85,200
	AGNC INVESTMENT CORP			61,055
	AIR LEASE CORP CL A			322,203
	ALASKA AIR GROUP INC			129,304
	ALLEGHANY CORP DEL			94,778
	ALLY FINANCIAL INC			158,339
	AMC NETWORKS INC CL A			125,682
	AMDOCS LTD			153,682

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	ANWORTH MTG ASSET CORP			36,731
	ARES CAPITAL CORP			123,779
	ARES COMMERCIAL REAL ESTATE CORP			111,843
	ARROW ELECTRONICS INC			302,261
	ASPEN INSURANCE HLDGS LTD			55,663
	ASSURANT INC			55,563
	ASSURED GUARANTY LTD			114,447
	ATHENE HOLDING LTD			55,485
	AVNET INC			93,939
	AXIS CAPITAL HOLDINGS LTD			43,475
	BANKUNITED INC			193,339
	BELDEN INC			142,765
	BERRY GLOBAL GROUP INC			192,086
	BLACKSTONE MORTGAGE CL A			54,159
	BMC STK HLDGS INC			158,353
	BOOZ ALLEN HAMILTON CL A			59,978
	BROOKS AUTOMATION INC			102,293
	CABOT CORP			56,724
	CAMBREX CORP			138,768
	CARLISLE COS INC			62,280
	CDW CORPORATION			243,979
	CHATHAM LODGING TRUST			61,725
	CHEMED CORP			141,438
	CIENA CORP			103,938
	COHERENT INC			340,922
	COLONY NORTHSTAR INC CL A			103,820
	COLUMBIA BANKING SYS INC			52,041
	COMMSCOPE HOLDING CO INC			137,209
	CONVERGYS CORP			85,258
	COOPER TIRE & RUBBER COMP			61,580
	CROWN HOLDINGS INC			52,256
	CURTISS WRIGHT CORPORATION			65,312
	CYS INVESTMENTS INC			164,045
	DIAMONDBACK ENERGY INC			259,570
	DICKS SPORTING GOODS INC			63,745
	DRIL-QUIP INC			36,109
	E TRADE FINANCIAL CORP			201,254
	EAST WEST BANCORP INC			212,114
	ENERGIZER HLDGS INC			64,389
	ENERSYS INC			171,081
	ENGILITY HOLDINGS INC			67,833
	ENVISION HEALTHCARE CORP			106,237
	EQT CORPORATION			136,153

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	ESSENT GROUP LTD			179,194
	EVEREST REINSURANCE GROUP			137,624
	EXTRACTION OIL & GAS			107,568
	FCB FIN HLDGS INC CL A			86,817
	FERRO CORP			81,268
	FERROGLOBE PLC			119,378
	FIRST CITIZEN BANCSHARES			98,735
	FIRST MERCHANTS CORP			89,924
	FIRST MIDWEST BANCORP DEL			55,703
	FIRSTCASH INC			200,799
	FLEX LTD			196,091
	FNF GROUP			57,016
	FOOT LOCKER INC			82,978
	FORUM ENERGY TECH INC			61,951
	FRESH DEL MONTE PRODUCE			81,373
	FTI CONSULTING INC			104,522
	GARDNER DENVER HLDGS INC			140,979
	GRANITE CONSTRUCTION INC			61,464
	GRANITE POINT MORTGAGE TR			42,966
	GRAPHIC PACKAGING HLDGS COMPANY			262,465
	GROUP 1 AUTOMOTIVE INC			54,647
	GULFPORT ENERGY CORP			72,107
	HANMI FIN CORPORATION			73,356
	HANOVER INSURANCE GROUP			105,702
	HILLENBRAND INC			64,726
	HUNTINGTON INGALLS INDUSTRIES INC			54,682
	HURON CONSULTING GROUP			88,424
	ICON PLC			182,805
	INC RESEARCH HLDGS INC-A			128,664
	INFINITY PPTY & CASUALTY			57,452
	INSIGHT ENTERPRISES INC			59,005
	INTEGRA LIFESCIENCES HLDS			56,666
	JAGGED PEAK ENERGY INC			142,493
	JAZZ PHARMA PLC			100,180
	JONES LANG LASALLE INC			134,782
	KAR AUCTION SERVICES INC			182,897
	KOSMOS ENERGY LTD			75,597
	LA Z BOY INC			121,274
	LCI INDUSTRIES			215,020
	LEUCADIA NATIONAL CORP			168,741
	LIFEPOINT HEALTH INC			129,131
	LIONS GATE ENT CORP B			52,181
	LITHIA MOTORS INC CL A			194,920

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	MAIDEN HLDGS LTD			182,549
	MANPOWERGROUP INC			73,270
	MARVELL TECH GROUP LTD			179,811
	MAXIMUS INC			58,409
	MFA FINANCIAL INC			147,241
	MINERALS TECHNOLOGIES INC			162,348
	MTGE INVESTMENT CORP			41,958
	NATIONAL GEN HLDGS CORP			135,496
	NAVIENT CORP			218,102
	NAVIGANT CONSULTING INC			88,607
	NCR CORP			152,785
	NELNET INC CL A			136,457
	NETAPP INC			204,131
	OLIN CORP			63,688
	ON ASSIGNMENT INC			239,277
	ON SEMICONDUCTOR CORP			202,930
	OWENS ILLINOIS INC			85,355
	PARSLEY ENERGY INC CL A			275,411
	PEAPACK GLADSTONE FINANCIAL CORP			17,930
	POLYONE CORP			25,796
	PORTLAND GENERAL ELECTRIC CO			56,063
	PQ GROUP HOLDINGS INC			143,773
	PRA GROUP INC			59,959
	QEP RESOURCES INC			80,551
	QORVO INC			103,030
	RADIAN GROUP INC			176,566
	RAYMOND JAMES FIN INC.			68,225
	REALOGY HOLDINGS CORP			40,201
	REINSURANCE GROUP OF AMERICA INC			209,258
	RPX CORP			105,773
	RSP PERMIAN INC			168,375
	SCHOLASTIC CORP			34,695
	SCHWEITZER-MAUDUIT INTL			206,297
	SELECT MEDICAL HLDGS CORP			51,150
	SKECHERS USA INC CL A			254,247
	SLM CORP			287,721
	STANDARD MOTOR PRODUCTS			55,554
	STARWOOD PROPERTY TRUST INC			166,381
	STEEL DYNAMICS INC			250,197
	STEVEN MADDEN LTD			217,809
	STIFEL FINANCIAL CORP			242,707
	SUNCOKE ENERGY INC			160,606
	SVB FINL GROUP			101,924

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	SYKES ENTERPRISES INC			73,656
	SYNNEX CORP			165,723
	TEGNA INC			37,185
	TELETECH HOLDINGS INC			219,926
	TEMPUR SEALY INTL INC			53,851
	TERADYNE INC			102,623
	TETRA TECH INC			143,535
	TORCHMARK CORP			62,590
	TRINSEO SA			103,237
	TUTOR PERINI CORP			120,920
	TWO HARBORS INVESTMENT CORP			207,803
	UNIVERSAL CORP			108,728
	VALIDUS HOLDING			156,666
	VALVOLINE INC			195,744
	WALKER & DUNLOP INC			301,483
	WESCO INTERNATIONAL INC			271,646
	WHITE MOUNTAINS INS GROUP			134,502
	WILDHORSE RESOURCE DEVELOPMENT CORP			116,683
	WORLD FUEL SERVICES CORP			331,095
	BBH STIF FUND			600,862
	SUBTOTAL			20,831,003

	Total common stocks			73,849,290

	Common and Collective Trusts
	Blackrock US Debt Index NL Fund M	US Bond Index		122,841,484
	Northern Trust Collective 1-10 Yr Treasury Inflation-Protected Securities (TIPS) Index Fund - NL - Tier Three	Diversified Inflation Fund		37,229,812
	SSgA Global All Cap Equity Ex US Index Non-Lending Series Fund Class A	Non-US Stock Index		136,087,398
	SSgA S&P 500 Index Non-Lending Series Fund Class A	US Large Cap Stock Fund/Index		277,573,349
	SSgA Russell Small/Mid Cap Index Non-Lending Series Fund Class A	US Small/Mid Cap Stock Fund/Index		94,336,113
	William Blair Small/Mid Cap Growth Collective Fund	US Small/Mid Cap Stock Fund		20,460,902
	Total common and collective trusts			688,529,058

	Mutual Funds
*	Fidelity Institutional Money Market: Government Portfolio - Class I	Short-Term Investments***		5,551,803
*	Fidelity Institutional Money Market: Treasury Portfolio - Class I	Short-Term Investments***		1,629,592
	Federated Treasury Obligations Fund — Institutional Shares	Short-Term Investments***		8
	American Funds EuroPacific Growth Fund R6 Shares	Non-US Stock Fund		99,442,451
	Dodge & Cox Income Fund 1 Shares	Bond Fund		26,717,559
	Metropolitan West Total Return Bond Fund Institutional Shares	Bond Fund		26,073,356
	Total mutual funds			159,414,769

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value

	Synthetic GICs	Stable Value Fund
	RGA Reinsurance Co yield 1.949%
	Morley Stable Income Bond Fund Common and Collective Trust			44,067,313
	Principal Life Ins Co yield 1.937%
	Morley Stable Income Bond Fund Common and Collective Trust			44,145,383
	Transamerica Premier Life Ins Co yield 2.152%
	Morley Stable Income Bond Fund Common and Collective Trust			44,474,127
	Total Synthetic GICs			132,686,823

	Other Investments
*	Pinnacle West Common Stock	Pinnacle West Stock Fund		104,147,031
	Self-Directed Brokerage Account	Self-Directed Brokerage Account		68,775,951
*	Various participants****	Participant loans		23,855,965
	Total other investments			196,778,947

	Total Assets Held for Investment Purposes			$1,251,258,887

*Party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.
***Short-Term Investments represent $5,551,803 held in the Stable Value Fund, $1,629,592 in the Pinnacle West Stock Fund and $8 in the Treasury Fund.
****Interest rates for participant loans as of December 31, 2017, ranged from 4.25% to 9.25% with maturity dates ranging from 2018 to 2032. Presented net of $326,191 in deemed loan distributions.

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 14, 2018	By	/s/ Donna M. Easterly
Donna M. Easterly
Vice President Human Resources & Ethics
Arizona Public Service Company